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SEC FILE NUMBER
000-13394

CUSIP NUMBER
926555103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	February 29, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Video Display Corporation

Full Name of Registrant

Former Name if Applicable
1868 Tucker Industrial Road

Address of Principal Executive Office (Street and Number)
Tucker, Georgia 30084

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is unable to file its annual Report on Form 10-K for the period ended February 29, 2008, within the prescribed time period, due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report on Form 10-K. Accordingly, the additional time is requested to compile all information necessary to accurately complete the Form 10-K within the time period permitted by Rule 12b-25 of the Securi ties and Exchange Act of 1934. The Registrant expects to file the subject report no later than the fifteenth calendar date following the prescribed due date for the report. Attach extra Sheets if Needed)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Greggory L. Osborn	770	938-2080
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Changes
The financial results for the fiscal year ended February 29, 2008 summarized below are subject to change when the audit of the Registrant’s financial statements has been completed. All statements other than statements of historical facts included in this Form 12b-25 are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words “expect”, “estimate”, “anticipate”, “predict”, “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Form and include statements regarding the intent, belief or current expectations of the Registrant, its directors or its officers with respect to, among other things: (i) trends affecting the Registrant’s financial condition or results of operations; (ii) the Registrant’s financing plans; (iii) the Registrant’s business and growth strategies, including potential acquisitions; and (iv) other plans and objectives for future operations. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends.
Net sales
     Consolidated net sales increased $6.4 million or 7.8% to $88.3 million for fiscal 2008, compared to $81.9 million for fiscal 2007. Display Segment sales increased 0.9% or $0.5 million to $58.4 million for fiscal 2008, compared to $57.9 million for fiscal 2007. Wholesale Distribution Segment sales increased 24.1% or $5.8 million from $24.1 million for fiscal 2007 to $29.9 million for fiscal 2008.
     The net increase in Display Segment sales for fiscal 2008 is primarily attributed to the addition of the Clinton facility in the Display Division which offset declines in Monitor, other Data Display CRT facilities, and the Entertainment CRT sales , as compared to fiscal 2007.
     Components Parts sales increased $0.1 million from fiscal 2007 to fiscal 2008. Component Parts sales have generally declined in recent years due to weaker demand for electron gun and stem sales. Component Parts sales have historically been dependent upon the demand by domestic and foreign television CRT remanufacturers. These sales have declined over the past few years as consumers move towards purchasing new technology as opposed to repairing existing sets.
     Wholesale Distribution Segment net sales growth is attributed to an expansion of the call center in fiscal 2006, which acts as a consumer and dealer support center for in-warranty and out-of-warranty household products, appliances, parts and accessories for Black & Decker, Delonghi, Norelco, Coby and various other manufacturers. This call center also acts as a technical support center for these same manufacturers.
Gross Margins
     Consolidated gross margins decreased to 32.3% for fiscal 2008 from 33.7% for fiscal 2007.
     Display Segment margins increased from 28.6% for fiscal 2007 to 29.3% for fiscal 2008. Gross margins within the Monitor operation decreased to 28.7% for fiscal 2008 compared to 30.1% for fiscal 2007. This decrease is primarily attributable to the lost gross profit at the Aydin division due to delays and increased costs on several contracts in fiscal 2008. Data Display CRT gross margins increased to 28.1% for fiscal 2008 compared to 22.1% for fiscal 2007. This improvement in margins is primarily attributed to improved selling prices of certain CRT products with limited availability and reduced costs through transition to internal manufacturing of certain high resolution projection tubes. Gross margins in Entertainment CRTs increased from 30.3% for fiscal 2007 to 41.7% for fiscal 2008 due to the impact of the reduced sales volume. Gross margins from Component Parts increased to 50.4% for fiscal 2008 from 2.8% for fiscal 2007, primarily reflecting the disposal of the unprofitable Wintron facility in May 2006.
     The Wholesale Distribution Segment gross margins decreased from 45.9% for fiscal 2007 to 39.0% for fiscal 2008, primarily due to the impact of increased sales volume of lower margin call center “service sales” during fiscal 2008. Expenses for the call center are classified as operating expenses.
Operating Expenses
     Operating expenses as a percentage of sales decreased from 27.8% for fiscal 2007 to 26.4% for fiscal 2008 primarily reflecting the impact of increased sales during fiscal 2008.
     Display Segment operating expenses decreased $0.2 million or 1.2% to $11.5 million for fiscal 2008 compared to $11.7 million in fiscal 2007. This reduction is primarily due to cost savings derived from management’s efforts to consolidate facilities, reduce overhead personnel and disposal of unprofitable operations, and decreases in corporate legal and professional fees.
     Wholesale Distribution Segment operating expenses increased $0.7 million or 6.3% to $11.8 million for fiscal 2008 compared to $11.1 million in fiscal 2007, primarily due to additional expenses associated with the call center which was expanded late in fiscal 2006. These expenses (primarily payroll) are classified in general and administrative expense in the consolidated financial statements.
Interest Expense
     Interest expense decreased $0.3 million or 15.2% to $1.8 million for fiscal 2008 compared to $2.1 million in fiscal 2007. The Company maintains various debt agreements with different interest rates, most of which are based on the prime rate or LIBOR. These decreases in interest expense primarily reflect a lower proportion of subordinated debt, which has a higher effective interest rate, and lower market interest rates in effect during fiscal 2008 compared to fiscal 2007.
Income Taxes
     The effective tax rate for fiscal 2008 was 30.6% compared to 41.7% for fiscal 2007. The lower effective rate in 2008 was primarily due to the impact of a state tax refund received of approximately $0.2 million (net of federal taxes), which related to amendments to apportionment factors in previously filed state of Kentucky income tax returns.

(Title of Registrant)
Video Display Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 29, 2008	By	/s/ Ronald D Ordway

Ronald D Ordway
Chief Executive Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.